Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Exxon Mobil Corporation (XOM)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Exxon Mobil Corporation (XOM)
Vote Yes: Item #9 – Shareholder Proposal on Single-Use Plastics

Annual Meeting: May 25, 2022

CONTACT: Conrad MacKerron | mack@asyousow.org

Joshua Romo | jromo@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that Exxon’s Board issue an audited report addressing whether and how a significant reduction in virgin plastic demand, as set forth in Breaking the Plastic Wave’s System Change Scenario (the Pew Scenario)1 to reduce ocean plastic pollution, would affect the Company’s financial position and assumptions underlying its financial statements. The report should be at reasonable cost and omit proprietary information.

Supporting Statement: Proponents recommend that, in the Board’s discretion, the report include:

•	Quantification (in tons and/or as a percentage of total) of the company’s polymer production for single-use plastic markets,
•	A summary or list of the company’s existing and planned investments that may be materially impacted by the Pew Scenario,
•	Any future plans or goals to shift its business model from virgin to recycled plastics.

SUMMARY

The scientific community has warned that plastic pollution may be nearing an irreversible tipping point.2,3 The current plastic lifecycle imposes costs on the environment, climate, and human health that are in total at least ten times higher than the market price of plastics.4 At the heart of the plastic pollution problem are single-use plastics, which make up the largest component of the nearly 11 million metric tons of plastics that flow into the oceans annually. Without drastic action, this rate is set to triple by 2040.5,6

_____________________________

1 The Ellen MacArthur Foundation endorses Breaking the Plastic Wave as “one of the most analytically robust studies ever produced on ocean plastics.” Its first-of-its-kind model and peer-reviewed methodology, both of which were co-developed with 17 global experts on plastic pollution, make it an appropriate blueprint for companies to use in evaluating transition pathways towards a circular plastics economy.

2 https://scitechdaily.com/global-plastic-pollution-may-be-nearing-an-irreversible-tipping-point

3 https://scitechdaily.com/earths-safe-planetary-boundary-for-pollutants-including-plastics-exceeded

4 https://wwf.panda.org/wwf_news/?3507866/These-costs-for-plastic-produced-in-2040-will-rise-to-US71-trillion-unless-urgent-action-is-taken

5 https://www.unep.org/interactives/beat-plastic-pollution/

6 https://www.nationalgeographic.com/science/article/plastic-trash-in-seas-will-nearly-triple-by-2040-if-nothing-done

2022 Proxy Memo Exxon Mobil | Shareholder Proposal on Single-Use Plastics

Exxon is the world’s largest producer of plastic resins bound for single-use applications, and its production of virgin plastics is significantly expanding. In this resolution, shareholders ask Exxon to follow through on its publicly stated ambition to combat ocean plastic pollution by assessing how the transition to a circular plastics economy would impact the Company’s plastic business. We urge a “Yes” vote on this proposal.

The Pew Charitable Trusts and SYSTEMIQ’s widely respected Breaking the Plastic Wave report found that the world can feasibly reduce ocean plastic pollution by 80 percent while still meeting the projected global demand for plastics by 2040 with “roughly the same amount of plastic in the system as today, and 11 percent lower levels of virgin plastic production.” This is laid out in the study’s central pathway, the System Change Scenario (the Pew Scenario), which uses a peer-reviewed methodology to conclude that an 80 percent reduction in ocean plastic pollution can be achieved with lower GHG emissions and costs than business-as-usual growth. While the Pew Scenario leverages multiple solutions like recycling and product substitution, the most significant action is a one-third absolute demand reduction (mostly of virgin single-use plastics) through elimination, reuse, and circular business models.7,8

RATIONALE FOR A YES VOTE

1.	Exxon is exposed to economic risks, including stranded assets, as the world transitions away from virgin and single-use plastics to combat ocean plastic pollution.

2.	Exxon is the world’s largest producer of single-use plastic resins and continues to expand its production of virgin plastics despite its own ambition to reduce ocean plastic pollution, and the likelihood of significant virgin plastic demand reductions.

3.	Exxon does not provide shareholders with sufficient analysis and disclosure on the scale of its commitments to the circular economy nor on managing growing risks to its plastic production business.

DISCUSSION

1.	Exxon is exposed to economic risks, including stranded assets, as the world transitions away from virgin and single-use plastics to combat ocean plastic pollution.

Major parts of the global community have come to the consensus that the current rate of expansion of virgin plastic production is unsustainable, recycling improvements alone are inadequate, and absolute demand reductions are critical. These conclusions are reflected in major recent reports by the United Nations, the Organization for Economic Co-operation and Development, and the US National Academies of Science, Engineering, and Medicine, and built into the System Change Scenario (the Pew Scenario) of Breaking the Plastic Wave.9,10,11 The Pew Scenario finds that an absolute demand reduction for virgin single-use plastics is critical to curbing ocean plastic pollution.

_____________________________

7 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

8 https://www.pewtrusts.org/en/research-and-analysis/articles/2020/07/23/science-study-shows-that-nearly-80-percent-of-the-annual-plastic-flow-into-the-environment

9 https://www.unep.org/news-and-stories/press-release/comprehensive-assessment-marine-litter-and-plastic-pollution

10 https://www.oecd.org/newsroom/plastic-pollution-is-growing-relentlessly-as-waste-management-and-recycling-fall-short.htm

11 https://www.washingtonpost.com/climate-environment/2021/12/01/plastic-waste-ocean-us/

2

2022 Proxy Memo Exxon Mobil | Shareholder Proposal on Single-Use Plastics

Countries and major brands have started to commit to significant cuts in the use of virgin and single-use plastics.12,13 The latest progress report from the Ellen MacArthur Foundation’s Global Commitment found that virgin plastic use “appears to have peaked” for its committed member brands and retailers and is “set to fall faster by 2025.”14 In March, the UN Environment Assembly agreed to create the first legally binding global plastics treaty by 2024.15 Reflecting this changing environment, investors representing more than $5.5 trillion AUM have called for this treaty to address the full lifecycle of plastics – from fossil fuel extraction to plastic waste management – and to incorporate the recommendations of Breaking the Plastic Wave.16 This could have significant implications for the producers of single-use plastic resins, of which Exxon is the world's largest.

Peers like BP have assessed the potential impacts of significant plastic regulations. In its 2019 Energy Outlook, BP found that a global ban on single-use plastics by 2040 would reduce oil demand growth by 60 percent.17 In the Pew Scenario, virgin plastic demand would peak by 2027 – leaving an estimated $400 billion of global investment in virgin plastic production potentially stranded.18

At the same time, shareholders expect major polymer producers like Exxon to transition to position their businesses for a world in which virgin single-use plastic demand is declining or to state why it fails to do so. One means of transitioning is adapting to a circular economy for plastics – one centered on the production of circular plastic polymers and away from business models centered on virgin and single-use plastics. Investors seek enhanced company disclosure on the potential risks and impacts to Exxon’s existing and planned plastic and other petrochemical investments, including circular transition scenarios such as the Pew Scenario. Exxon has not only failed to provide such disclosure to its shareholders but has also been exposed for actively lobbying against plastic pollution laws.19

_____________________________

12 https://www.weforum.org/agenda/2020/10/canada-bans-single-use-plastics/

13 https://www.pbs.org/newshour/science/bold-single-use-plastic-ban-kicks-europes-plastic-purge-into-high-gear

14 https://ellenmacarthurfoundation.org/global-commitment/overview

15 https://www.nytimes.com/2022/03/02/climate/global-plastics-recycling-treaty.html

16 https://www.asyousow.org/blog/investor-call-for-a-global-treaty-on-plastic-pollution

17 https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/energy-economics/energy-outlook/bp-energy-outlook-2019.pdf#page=18

18 https://carbontracker.org/reports/the-futures-not-in-plastics/

19 https://www.rollingstone.com/politics/politics-news/exxonmobil-lobbyist-keith-mccoy-greepeace-video-1192383/

3

2022 Proxy Memo Exxon Mobil | Shareholder Proposal on Single-Use Plastics

2.	Exxon is the world’s largest producer of single-use plastic resins and continues to expand its production of virgin plastics despite its own ambition to reduce ocean plastic pollution, and the likelihood of significant virgin plastic demand reductions.

The Minderoo Foundation’s groundbreaking Plastic Waste Makers Index found that just 20 polymer producers are responsible for more than half of the world’s single-use plastic production, with Exxon being the world’s largest producer.20 The results of the study show that more than half of Exxon’s primary plastic polymer production was destined for single-use applications in 2019. Furthermore, the Company’s virgin polymer production is estimated to increase by another 35 percent by 2025 – an expansion that is roughly eight times greater than the Company’s 2026 plastic recycling target.21 This indicates that the Company’s efforts to combat ocean plastic pollution through circular plastic production are largely undermined by its continuous expansion of virgin plastic production. Furthermore, shareholders should not have to rely on third-party analyses to assess the Company's exposure and contribution to the single-use plastic supply chain. The Company should provide this information to stakeholders to ensure accuracy.

3.	Exxon does not provide shareholders with sufficient analysis and disclosure on the scale of its commitments to the circular economy nor on managing growing risks to its plastic production business.

In its latest sustainability report, the Company states that it “shares society’s concern” about plastic pollution and “is taking action to help address plastic waste in the environment.”22 Yet, Exxon fails to mention “single-use” or “problematic” plastics in its disclosures, much less discuss the Company’s significant contribution to the single-use plastic supply chain and the growing risk of its production of virgin plastics. Without responding to external third-party analyses of these issues, including the Plastic Waste Makers Index, shareholders are left in the dark about such company risks.

While the Company has set an advanced recycling capacity target of 500,000 metric tons by year-end 2026, this goal is dwarfed by the nearly 4 million metric tons of additional virgin plastic capacity it is estimated to add through 2025 from projects like the construction of the “largest in the world” ethane cracker in the Gulf Coast.23 In other words, Exxon is expanding its virgin plastic production capacity much faster than its production of circular plastics. In fact, Exxon’s current recycling commitments are estimated to account for less than 4 percent of its plastic production volumes by year-end 2026. This commitment lacks the necessary ambition required to transition to a circular economy, which is centered on the production of recycled plastics.

While Exxon broadly addresses increased plastics regulation as a general risk factor in its 10-K, the Company has failed to be transparent about how its business could be disrupted from the global transition to a circular plastics economy or whether its investments into the circular economy are at the scope or scale needed to significantly address the plastic pollution problem. The System Change Scenario (the Pew Scenario) of Breaking the Plastic Wave sets forth a robust transition scenario that could meet Exxon’s ambition to combat ocean plastic pollution. Shareholders request that the company analyze the Pew Scenario, publicly disclose the potential risks to its plastics business, and discuss means by which the Company plans to transition away from virgin plastic production to reduce risk.

_____________________________

20 https://www.nytimes.com/2021/05/18/climate/single-use-plastic.html?action=click&module=RelatedLinks&pgtype=Article

21 https://www.minderoo.org/plastic-waste-makers-index/

22 https://corporate.exxonmobil.com/-/media/Global/Files/sustainability-report/publication/Sustainability-Report.pdf#page=11

23 https://www.bizjournals.com/houston/news/2022/01/20/exxon-sabic-ethylene-gulf-coast.html

4

2022 Proxy Memo Exxon Mobil | Shareholder Proposal on Single-Use Plastics

RESPONSE TO EXXON’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Board claims that it is not necessary to assess the potential impacts of a significant reduction in virgin plastic demand on the Company’s plastics business. It implies that the Company’s own recycling investments and risk management procedures are sufficient in addressing any potential impacts from the global ambition to combat ocean plastic pollution. The Company’s claims miss the essential request of the proposal – to assess how the Company would be impacted by the global transition away from virgin and single-use plastics. General risk management procedures do not sufficiently address this. In addition, the sections above discuss both how the Company’s recycling investments are dwarfed by its rapid expansion of virgin plastic production and how its disclosures lack transparency around the scope or scale of its circular commitments and how they address the risk presented by falling demand for plastics, especially virgin and single-use plastics. Finally, the benefits of the plastics discussed in the Board’s response mostly pertain to durable and other plastic applications that are outside the scope of Breaking the Plastic Wave’s analysis, rather than single-use plastic applications which are the focus of the proposal.

CONCLUSION

We recommend a “Yes” vote on this Shareholder Proposal asking the Company to assess economic risks to its plastic production business under a scenario where demand for virgin plastics is disrupted by efforts to combat ocean plastic pollution. As the world’s largest producer of single-use plastic resins, Exxon fails to provide shareholders with sufficient analysis and disclosure on managing growing risks to its expanding production of virgin and single-use plastics or on the scale of its commitments to the circular economy.

--

For questions, please contact:     Joshua Romo, As You Sow, jromo@asyousow.org or

Conrad MacKerron, As You Sow, mack@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

5